Exhibit 4a

Moody’s Global Legal Structure

12/31/2023



Moody’s Corporation (Delaware)
Moody’s Investors Service Inc. (Delaware)
Moody’s Risk Assessments Holdings LLC (Delaware)
Regulatory DataCorp, Inc. (Delaware)
98%
Moody’s Group Holdings, Inc. (Delaware)
Acquire Media U.S., LLC (Delaware)
The Moody’s Foundation (New York)
Moody’s Overseas Holdings Inc. (Delaware)
Moody’s Shared Services, Inc. (Delaware)
Moody’s Capital Markets Research,Inc (Delaware)
DVBS, Inc. (Delaware)
Moody’s Advisors Inc. (Delaware)
Moody’s Assureco Inc. (Delaware)
MIS Quality Management Corp. (Delaware)
Moody’s Risk Assessments, Inc. (Delaware)
Regulatory DataCorp Limited (UK)
Moody’s Analytics, Inc. (Delaware)
Yellow Maple II B.V. (Netherlands)
Moody’s (UK) Limited (UK)
Moody’s Investors Service España SA (Spain)
99.8%
MIS Support Services CR Sociedad de Responsabilidad Ltda (Costa Rica)
Moody’s International LLC (Delaware)
Moody’s Canada Inc. (Canada)
Moody’s Local BR Agência de Classificação de Risco Ltda. (Brazil)
Moody’s Israel Holdings Inc. (BVI)
Moody’s Analytics do Brasil Soluções para Gerenciamento de Risco de Crédito Ltda (Brazil)
Moody’s Analytics Canada Inc. (Canada)
Omega Performance Corp./ S.C.C. A Rendement Omega (Canada)
Moody’s Analytics Global Education (Canada) Inc. (Canada)
MIS MX S.A. de C.V. (Mexico)
Moody’s Local MX S.A. de C.V. I.C.V (Mexico)
Moody’s ESG Solutions USA Inc. (Delaware)
Moody’s Asia-Pacific Group (Singapore) Pte. Ltd. (Singapore)
Moody’s Group Japan G.K. (Japan)
Moody’s Shared Services India Private Limited (India)
Moody’s Asia Pacific Ltd. (Hong Kong)
Moody’s Assurance Company, Inc. (New York)
MIS Asset Holdings Inc. (Delaware)
99%
Bureau van Dijk Publicaçao Eletronica Ltda. (Brazil)
Bureau van Dijk Electronic Publishing S.A. de C.V. (Mexico)
Bureau van Dijk Electronic Publishing S.A. de C.V. (Argentina)
Moody’s Financing (BVI) Limited (BVI)
Moody’s Latin America Holding Corp. (BVI)
51%
Midroog Ltd. (Israel)
99.99%
MIS Brazil Servicos Tecnicos Ltda. (Brazil)
MA Support Services CR SRL (Costa Rica)
Moody’s Local (Chile) SpA (Chile)
Moody’s Finance (BVI) Ltd. (BVI)
Moody’s Japan KK (Japan)
Moody’s Analytics Japan K.K. (Japan)
Moody’s Credit Ratings (China) Limited (China)
Moody’s (China) Limited (China)
Moody’s Investors Service (Korea) Inc. (Korea)
Moody’s Singapore Pte Ltd (Singapore)
Moody’s Analytics Hong Kong Ltd. (Hong Kong)
98%
Moodys Analytics (Thailand) Co., Ltd. (Thailand)
DMG US Investments Inc. (Delaware)
Bureau van Dijk Electronic Publishing Inc. (New York)
Moody’s Analytics Solutions, LLC (Delaware)
Lewtan Technologies, Inc. (Massachusetts)
Omega Performance Corporation (California)
GGYAXIS, Inc. (Delaware)
Moody’s Group (Holdings) Unlimited (UK)
Moody’s EMEA Financing (Cyprus) Ltd (Cyprus)
96.16%
Moody’s Local AR Agente de Calificación de Riesgo S.A. (Argentina)
96.16%
MIS Argentina S.A. (Argentina)
Moody’s Equilibrium II (BVI) Holding Corporation (BVI)
Moody’s Equilibrium I (BVI) Holding Corporation (BVI)
Moody’s Group Holdings (BVI) Limited (BVI)
Moody’s SF Japan K.K. (Japan)
Moody’s Investors Service (Beijing), Ltd. (China)
Moody’s Investors Service Hong Kong Ltd. (Hong Kong)
Moody’s Company Hong Kong Ltd. (Hong Kong)
DMGT US, Inc. (Delaware)
Moody’s Analytics Knowledge Services Solutions (US) Inc. (Delaware)
99.99%
Cortera Software Private Limited (India)
Moody’s International (UK) Limited (UK)
Sociedad Calificadora De Riesgo Centroamericana S.A. (Costa Rica)
99%
SCRiesgo Sociedad Anonima (Guatemala)
Moody’s Local PA Calificadora de Riesgo S.A. (Panama)
99.99%
Moody’s Local PE Clasificadora de Riesgo S.A. (Peru)
Moody’s Company Holdings (BVI) I Limited (BVI)
Moody’s Group NL B.V. (Netherlands)
Moody’s Investors Service (Beijing), Ltd. Shanghai Branch (China)
Moody’s Investors Service (Beijing), Ltd. Shenzhen Branch (China)
Moody’s China (B.V.I.) Limited (BVI)
Risk Management Solutions Holdings Inc. (Delaware)
Moody’s Holdings LLC (Delaware)
Moody’s Group Finance Ltd. (UK)
Yellow Maple Holding B.V. (Netherlands)
95%
SCRiesgo S.A. de C.V. “Clasificadora de Riesgo” (El Salvador)
95%
SCRiesgo Sociedad Calificadora de Riesgo, S.R.L. (Dominican Republic)
Moody’s Holdings NL B.V. (Netherlands)
MIS Support Center Private Limited (India)
Moodys Analytics (Malaysia) Sdn. Bhd. (Malaysia)
Moody’s Analytics Korea Co., Ltd. (Korea)
Korea Investors Service, Inc. (Korea)
67.05%
Moody’s Mauritius Holdings Ltd. (Mauritius)
Moody’s Analytics Taiwan Co., Ltd. (Taiwan)
Moody’s Information Consulting (Shenzhen) Co. Ltd. (China)
Risk Management Solutions Inc. (California)
Moody’s Group Cyprus Ltd. (Cyprus)
Bureau van Dijk Electronic Publishing B.V. (Netherlands)
Yellow Maple I B.V. (Netherlands)
Bureau van Dijk Electronic Publishing K.K. (Japan)
Bureau van Dijk Electronic Publishing Hong Kong Limited (Hong Kong)
Bureau van Dijk Electronic Publishing Pty. Ltd. (Australia)
Bureau van Dijk Electronic Publishing Pte. Ltd. (Singapore)
Bureau van Dijk Electronic Publishing LLC (Korea)
Bureau van Dijk Electronic Publishing Beijing Co., Ltd. (China)
Moody’s Group Australia Pty Ltd (Australia)
Moody’s Analytics Singapore Pte Ltd. (Singapore)
Moody’s Investors Service India Private Ltd. (India)
Moody’s Investors Service Singapore Pte Ltd. (Singapore)
52.5%
KIS Pricing, Inc. (Korea)
Moody’s Investment Company India Private Limited (India)
Moody’s Information Consulting (Shenzhen) Co. Ltd. Beijing Branch (China)
Moody’s Financing (Cyprus) Ltd (Cyprus)
Moody’s Investors Service (BVI) Limited (BVI)
Moody’s South Africa (B.V.I.) Limited (BVI)
90%
Moody’s Analytics Czech Republic s.r.o. (Czech Rep)
Moody’s Investors Service Cyprus Ltd. (Cyprus)
Moody’s Analytics (DIFC) Limited (UAE)
80.86%
Moody’s Group UK Ltd. (UK)
Moody’s Analytics (India) Private Limited (India)
99.99%
RMS Risk Management Solutions India Private Limited (India)
Bureau van Dijk Editions Electroniques SRL (Belgium)
99%
Bureau van Dijk Electronic Publishing GmbH (Germany)
Bureau van Dijk Electronic Publishing Ltd. (UK)
Bureau van Dijk Editions Electroniques S.A.S. (France)
Bureau van Dijk Editions Electroniques Sàrl (Switzerland)
Bureau van Dijk Edizioni Elettroniche S.p.a (Italy)
Moody’s Investors Service Pty Limited (Australia)
Moody’s Analytics Australia Pty. Ltd. (Australia)
31.67%
ICRA Limited (India)
RMS Japan Corporation (Japan)
Risk Management Solutions (Bermuda) Ltd. (Bermuda)
RMS Worldwide, Inc. (California)
RMS UK Holdings, Inc. (Delaware)
Moody’s Holdings (B.V.I.) Limited (BVI)
Moody’s Investors Service South Africa (Pty) Limited (South Africa)
Moody’s Holdings Ltd. (UK)
Bureau van Dijk Edizioni Elettroniche S.p.a Rome Branch (Italy)
Risk Management Solutions (Beijing) Limited (China)
Risk Management Solutions Limited (UK)
Pragati Development Consulting Services Ltd. (India)
51%
ICRA Nepal Limited (Nepal)
ICRA Lanka Limited (Sri Lanka)
ICRA Analytics Limited (India)
Risk Management Solutions Limited, London, Zurich Branch (Switzerland)
Moody’s Analytics UK Ltd. (UK)
Moody’s Shared Services UK Ltd. (UK)
Moody’s Risk Assessments Limited (UK)
Bureau van Dijk Electronic Publishing AB (Sweden)
Bureau van Dijk Electronic Publishing ApS (Denmark)
Bureau van Dijk Publicaciones Electronicas S.A. (Spain)
Moody’s Analytics Austria GmbH (Austria)
Bureau van Dijk Electronic Publishing Unipessoal Lda. (Portugal)
Bureau van Dijk EP DMCC (UAE)
Bureau van Dijk Electronic Publishing S.A. (Pty) Ltd. (South Africa)
60%
D2K Technologies India Private Limited (India)
51%
Global Credit Rating Company Limited (Mauritius)
99.9%
Moody’s Canada LP (Canada)
Gilliland Gold Young Consulting Inc. (Canada)
Moody’s Analytics Technical Services (UK) Ltd. (UK)
Moodys Analytics Knowledge Services (Jersey) Limited (Jersey)
Risk First Inc. (Delaware)
Acquire Media 1 UK Limited (UK)
Risk First Limited (UK)
Passfort Limited (UK)
99.94%
Moody’s ESG Solutions France SAS (France)
Zephus Ltd. (UK)
Bureau van Dijk Editions Electroniques Sàrl (Switzerland) Moscow (Russia)
Bureau van Dijk Editions Electroniques Sàrl (Switzerland)
Bureau van Dijk Editions Electroniques Sàrl, o.z. (Slovakia)
80%
Global Credit Rating Co. (Proprietary) Limited (South Africa)
GCR East Africa (Kenya)
62%
Global Credit Rating Company Limited (Nigeria)
65%
Global Credit Rating Company Limited (Senegal)
Moody’s Group France SAS (France)
Moody’s Analytics Knowledge Services Holdings (Mauritius) Ltd (Mauritius)
Moody’s ESG Solutions Belgium SA/NV (Belgium)
Moody ESG Solutions Maroc (Morocco)
Moody’s ESG Solutions Italia SrL (Italy)
Moody’s ESG Solutions Hong Kong Ltd (Hong Kong)
Moody’s ESG Solutions Chile SpA (Chile)
Moody’s ESG Solutions UK Ltd (UK)
Moody’s ESG Solutions Singapore Pte Ltd (Singapore)
Vigeo Eiris USA, LLC (Delaware)
GCR Analytics Limited (Mauritius)
Moody’s Analytics SAS (France)
Moody’s France SAS (France)
Moody’s Lithuania UAB (Lithuania)
Moody’s Analytics Knowledge Services Research (Mauritius) Ltd (Mauritius)
Moody’s Investors Service (Nordics) AB (Sweden)
Moody’s Group Deutschland GmbH (Germany)
Moody’s Italia S.r.l. (Italy)
Moody’s EMEA Holdings Limited (UK)
Moody’s Investors Service Ltd. (UK)
98.83%
Moody’s Deutschland GmbH (Germany)
Moody’s Analytics Deutschland GmbH (Germany)
RealXData GmbH (Germany)
Moody’s Investors Service EMEA Limited (UK)
Moody’s Investors Service Middle East Limited (UAE)
MIS Limited Russian Branch (Russia)
Moody’s Deutschland GmbH, o.z. (Czech Republic)
Moody’s Deutschland GmbH filialas (Lithuania)
Moody’s Deutschland GmbH Poland Branch (Poland)
RealXData Gmbh Sucursal en Espana (Spain)
Moody’s Investors Service Middle East Limited (Saudi Arabia)
US
Credit Rating Affiliates

† An oval indicates a branch. A triangle indicates a partnership.

†† Unless otherwise indicated, a parent company owns 100% of a subsidiary.

V1

Exhibit 4b
Organizational Chart as of December 2023



President & CEO
Chief Strategy Officer
SVP-Corporate Development
SVP-Corporate Development, Strategy
MD-Corporate Development
MD-Corp Development, Strategy
Chief Corporate Affairs Officer
SVP-Chief of Staff
MD-Communications
MD-Communications
MD-Communications
MD-Communications
MD-Gov't & Public Affairs
MD-Gov't & Public Affairs
Chief Administrative Officer
Chief Technology Officer-TSG
Chief Info Security Officer
MD-Sales Integration Solutions
SVP-Chief of Staff
VP-Strategic Planning
SVP-Service Hub Country Head
SVP-Service Hub Country Head
MD-Risk Management
President –Moody's Inv Service
Vice Chairman MIS
MD-MIS Chief of Staff
MD-Risk Management
SVP-Risk Management
SVP-Risk Management
SVP-Risk Management
SVP-Risk Management
VP-Risk Management
SVP-Risk Governance
MD-Global Ratings & Research
SVP-Chief of Staff
MD-Gbl Pub Proj and Infra Fin
MD-Gbl Financial Institutions
MD-Global Structured Fin
MD-Global RRS
MD-MIS Env Social & Gov
MD–Cont Strat & Engagement
MD-Global Corp Finance
AMD
MD-Gbl FIG & Private Credit
MD-Process Imp & Data Mgmt
MD-MIS Chief Tech Officer
MD-Head of Application Devel
MD-Technology Delivery
MD-Technology Delivery
MD-Product Mgmt & Strategy
MD-Data Strategy & Mgmt
SVP-Risk Management
SVP-Analyst/Cyber Credit Risk
Senior Vice President/DFDA
Senior Vice President/DFDA
MD-Gbl DeFi & Digital Assets
VP-Strat&Business Analysis
MD-Regional Head EMEA
MD-Regional Head Asia Pac
MD - Moody's Local Group
MD-Gbl Head of Regional Mgmt
SVP-Risk Management
Associate Managing Director
MD-Gbl Pricing & Comm Prod Mgmt
MD-Gbl Head Relationship Mgmt
MD-Chief Commercial Officer
MD-Gbl Meth. Review
MD-Gbl Strategy & Research
MD-Gbl Meth. & Model Dev
MD-Gbl Rtgs & Process Oversight
Chief Credit Officer
SVP-Ratings Ops & Controls
MD-Rating Trans. Services
AMD-Ratings Ops & Controls
VP-Sr Credit Officer
MD-Gbl Rtgs Ops & Controls
SVP-Process Excellence
SVP-Process Excellence
SVP-Risk Management
MD-Fin Data & Analytics
SVP-Project Manager
Chief People Officer
MD-Chief Audit Executive
SVP – General Counsel
Deputy General Counsel
Corp Secy & Assoc Gen Counsel
MD-Division General Counsel
MD-Division General Counsel
MD-IP & Technology Law
Associate General Counsel
Associate General Counsel
Sr Assistant General Counsel
Sr Assistant General Counsel
VP-Chief of Staff
Chief MCO Compliance Officer
SVP-Global Investigations
MD DCO Americas / Global Coordination
MD-Surveillance & Controls
MD-Designated Compliance Off
SVP-Compliance
MD-Designated Compliance Off
SVP-Compliance
MD-EMEA Compliance
Hd of Compliance&RegAffairs /ML
Interim CFO, Chf Acct Off&Cntrl
MD-Regional Controller
MD-MIS Business Planning
Chief Tax Officer
Chief Treasury Officer
MD-Head of Investor Relations
MD-Assistant Controller
MD-MIS Business Planning
MD-Global Business Services
MD - Moody's Analytics Finance
SVP-Accounting
SVP-Sourcing
SVP-Sourcing
SVP Mgr-Systems Engineering
SVP Mgr-Delivery Management
SVP-Payroll
SVP-Proc. Ops and Analytics
SVP-Fin Planning & Analysis
VP-Chief of Staff
MD – Managing Director
AMD – Associate Managing Director
SVP – Senior Vice President
VP – Vice President
Asia Pac – Asia Pacific
DFDA – DeFi & Digital Assets
MIS – Moody's Investors Service
MCO – Moody's Corporation
DCO – Designated Compliance Officer